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                           March 16, 2023

       Yongxu Liu
       Chief Executive Officer, President, Director, and Chairman
       Shengfeng Development Limited
       Shengfeng Building, No. 478 Fuxin East Road
       Jin'an District, Fuzhou City
       Fujian Province, People's Republic of China, 350001

                                                        Re: Shengfeng
Development Limited
                                                            Amendment No. 5 to
Registration Statement on Form F-1
                                                            Filed March 6, 2023
                                                            File No. 333-267367

       Dear Yongxu Liu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 5 to Registration Statement on Form F-1

       General

   1. Please revise your disclosure to discuss the CSRC Trial Measures which will come into effect on March 31,
2023. Also disclose whether or not you will be required to comply with the filing
requirements or procedures set forth in the CSRC Trial Measures on March
                                                        31, 2023 or otherwise
advise.
               You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Kimberly
       Calder, Assistant Chief Accountant, at 202-551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
       Attorney, at 202-551-6548 or Loan Lauren Nguyen, at 202-551-3642 with any other questions.
 Yongxu Liu
Shengfeng Development Limited
March 16, 2023
Page 2




                                             Sincerely,
FirstName LastNameYongxu Liu
                                             Division of Corporation Finance
Comapany NameShengfeng Development Limited
                                             Office of Energy & Transportation
March 16, 2023 Page 2
cc:       Jingwen (Katherine) Luo, Esq,
FirstName LastName